

September 30, 2010

Paul H. Sunu
Chief Executive Officer
FairPoint Communications, Inc.
521 East Morehead Street, Suite 500
Charlotte, North Carolina 28202

> **Re:** **FairPoint Communications, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed May 28, 2010**
> **File No. 001-32408**
> **Form 10-Q for Quarterly Period Ended March 31, 2010**
> **Filed June 18, 2010**
> **File No. 001-32408**
> **Form 10-Q for Quarterly Period Ended June 30, 2010**
> **Filed August 5, 2010**
> **File No. 001-32408**

Dear Mr. Sunu:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Larry Spirgel
Assistant Director

cc: Jeffrey J. Pellegrino, Esq.